February 16, 2005

Mail Stop 0409

Kevin B. Habicht
Chief Financial Officer
Commercial Net Lease Realty, Inc.
450 South Orange Avenue, Suite 900
Orlando, Florida  32801

Re:	Commercial Net Lease Realty, Inc.
      Registration Statement on Form S-4 Filed January 19, 2005
      Registration No. 333-122145

Dear Mr. Habicht:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please supplementally provide us with copies of these materials and indicate the date they were first used. Please provide us with a form of the proxy card.

2. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

3. Please provide the information about NNN required by the following items, or advise us where it is already disclosed in or incorporated into the registration statement:
* Information required by Item 12 of Form S-11;
* Information required by Item 13 of Form S-11; and
* Information required by Item 14, Instruction 3 of Form S-11.
4. Please include the information required by Item 403 of Regulation
S-K with respect to the security ownership of NNN. Also, please disclose that none of the existing officers and directors of NAPE will serve as a director or an executive officer of NNN following the merger.

Prospectus Cover Page

5. Please disclose the trading market and the ticker symbol of the common stock offered pursuant to this prospectus. Refer to Item
501(b)(4) of Regulation S-K.

6. Please disclose the value of the NNN shares to be received for each share of NAPE based on the NNN trading price immediately prior to the execution of the merger agreement. In addition, please disclose the special dividend.

7. Please highlight the risk factors cross reference by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation
S-
K.

Questions and Answers About the Merger, page iii

8. Please revise so that the Q&A section does not repeat
information
in the summary.   Refer to the direction provided in Rule 421 of
Regulation C and Release 33-7497.

What will I receive in the Merger for my Shares?, page iii

9. Please expand the disclosure to state the price per share of NAPE common stock on January 14, 2005. Also disclose the price per share of both companies as of the most recent date practicable.

Why is NAPE proposing to merge with Nape Acquisition, Inc.? How will
I benefit?, page iii

10. Please revise your discussion of dividends to refer to the total dividends paid to shareholders or the respective historical dividend yields, rather than the dividend per share.

Why is the board of directors recommending that I vote for the merger?, page iv

11. Please summarize the referenced factors.

12. The discussion of the reasons why management and the board of directors is recommending approval of the merger should be presented in a balanced format to present the detriments of the offer. The detriments should be presented in a question immediately following this question or within this question and presented in the same format as the benefits are being presented.

Introduction, page vii

13. The information under this heading appears to repeat information that you have already provided on the proxy statement/prospectus cover page, in the Q&A, and in the summary. Please remove this section from your document or tell us why you believe it is material to investors.

Risk Factors, page 26

14. Please include risk factors that discuss the following characteristics of the merger:
* The exchange ratio is fixed so that the value of the consideration to be paid in the merger may fluctuate.
* There are potential conflicts of interest, including payments to NAPE executive officers.
* There is no assurance that NNN will continue to pay dividends at historical rates.

15. Please include risk factors that discuss the following characteristics of NNN`s business and organization:
* Property vacancies;
* Investments in office properties generally, and the recent office investment in particular;
* Mezzanine lending; and
* REIT qualification.

Vote Required, page 13

16. Please revise to quantify the vote required to approve the merger. Currently, you state that the merger must be approved by NAPE shareholders, but the percentage of votes needed for approval is not clear.

The Merger, page 13

      Background, page 13

17. Please describe the reasons why Mr. Di Paglia initially contacted
NNN to discuss a potential transaction. Indicate whether he discussed this contact with the NAPE board or if he made the initial contact independently. Also, discuss alternatives to a transaction with NNN that the NAPE board considered, if any, and the reasons the board did not pursue those alternatives.

18. Please provide a more detailed description of the unsolicited third party indication of interest that NAPE received on November 16,
2004. Identify the bidder or describe in reasonable detail the business, size, and other relevant information about the bidder. Describe the reasons the board determined that offer was inadequate and indicate whether the bid was submitted to the entire board for approval.

19. With respect to each stage of the negotiations, please disclose the involvement, if any, of third party financial advisors, including the preparation of financial analyses. Also, please clarify the date on which NAPE engaged Houlihan Lokey as its financial advisor.

20. Please disclose the extent to which the NAPE board of directors was briefed on the negotiations prior to December 17, 2004.

NAPE`s Reasons for the Merger, page 15

21. Refer to the third negative factor listed on page 16. Please revise to quantify the costs that NAPE will incur if the merger is not completed. Similarly, please quantify the costs to NNN referenced in the first bullet point on page 17.

NNN`s Reasons for the Merger, page 16

22. Please revise the third bullet point to quantify the accretion to
FFO and net income that NNN`s management anticipates as a result of the merger. If the NNN board did not quantify the amount of accretion, please disclose that fact and explain how the board determined that the transaction would be immediately accretive. Similarly, please revise the fifth bullet point to quantify the anticipated cost savings and reductions in expenses.

Opinion of NAPE`s Financial Advisor, page 17

23. Please supplementally provide us with copies of any materials prepared by or for the financial advisor in connection with its fairness opinions, including, among other things, any "board books," drafts of fairness opinions provided to the board of directors and any summaries of presentations made to the board of directors. We may have further comment on your disclosure once we have had the opportunity to review those materials.

24. Please summarize the process by which you selected your financial advisor.

25. Please revise to identify the change of control acquisitions that
Houlihan Lokey considered in the "Comparable Transaction" approach.
Expand the tabular presentation to include multiples for each transaction considered, in addition to the high, low, median, and mean numbers you have already provided.

26. Please revise the "Concluded Equity Value" range disclosed on page 19 to conform to the immediately preceding sentence.

27. Please briefly describe how the financial advisor selected the respective discount and terminal cap rates used in the "Sum of the Parts" approach.

28. Please briefly describe how the range of values shown in the "Sum of the Parts" and "Discounted Cash Flow Approach" subsections is calculated. In particular, please explain why the value is presented in a range if the discount rate and terminal cap rates are fixed.

29. Please disclose the EBITDA multiples for each comparable company.

Interests of Certain Persons in the Merger, page 22

30. Please disclose who negotiated the terms of the release and whether it was approved by NAPE`s independent board members.

31. Please disclose the date on which the Di Paglia employment agreement was approved by the NAPE board of directors.

32. Please supplementally advise us whether the Di Paglia employment agreement has been filed as an exhibit to NAPE`s Exchange Act filings.

33. Please disclose the initial effective date and termination date of Mr. Di Paglia`s employment agreement. Also, please clarify what you mean by the phrase "10 year contract." The annual renewal feature suggests that this may be a one-year contract under which Mr. Di Paglia will receive 10 years of compensation in the event of a termination other than for disability or cause.

34. Please provide additional detail on the calculation of the amounts to be paid to Mr. Di Paglia and Ms. Fasano. In particular, please disclose the amount of broker`s or finder`s fees to which each of them would be entitled. In addition, please disclose the lump sum fee that would be required to be paid under Mr. Di Paglia`s agreement.

Comparison of Stockholder Rights, page 40

	Restrictions on Business Combinations, page 44

35. Please disclose the opt in/opt out features of the Maryland business combination and control share statutes, the current status of NNN and the ability of NNN to change that status without shareholder approval.

Financial Statements

36. Supplementally explain how you considered SAB Topic T.1.B.3 with regards to the $20.8 million dividend to be issued by NAPE in conjunction with the merger.

Commercial Net Lease Realty, Inc. Form 10-Q for the nine-month period ended September 30, 2004

      Note 1. Basis of Presentation

      Principles of Consolidation, page 6
37. You state that under the guidelines of FIN 46 R, Services met the criteria of a variable interest entity which requires consolidation of NNN. Also, you state that you hold a variable interest in, but are not the primary beneficiary of CNL Plaza Ltd. and CNL Commercial
Finance, Inc., both of which are variable interest entities. In a supplemental letter, explain to us your basis in determining that Services, CNL Plaza Ltd. and CNL Commercial Finance, Inc. are variable interest entities and why you are or are not considered the primary beneficiaries of these entities.

National Properties Corporation Form 10-K for the year ended
December
31, 2003

      Financial Statements and Notes

      Summary of Accounting Policies

      Exchange of Non-monetary Assets
38. You state that: "When the Company disposes of a property, it will generally exchange that property for another productive property. The Company accounts for these non-monetary transactions in accordance with APB 29 ...Therefore, no gain or loss is recognized on the disposed property." We note from page 2 that you completed a multiple property exchange in 2003 in which you paid $595,000 in cash and surrendered three properties in exchange for a Walgreen store property located in Tulsa, Oklahoma. We also note that one of the properties exchanged is a garden center property in which the tenant exercised an option under the lease to purchase the property in June
2, 2003 for $2.1 million. Clarify if you received $2 million from the tenant and if so, explain how you consider the transaction as a non-monetary exchange under the guidance of APB 29 and why no gain or loss was recognized.

      Lease Rentals

39. You state that lease rentals received on commercial real estate are accounted for under the operating method; rentals are included in income as earned over the term of the lease. Are you following paragraph 19b of SFAS 13 in recognizing revenues on a straight-line basis? So we may better understand your disclosures, supplementally explain the operating method and clarify the earning process, in which rentals (including contingent rent, if applicable) are included in income as earned over the term of the lease. Support your accounting with relevant accounting literature.

Part II.  Information Not Required in Prospectus

Exhibit 5.1 - Shaw Pittman Legal Opinion

40. The qualifications included in paragraph d. of the opinion appear to be overly broad and inappropriate for the legal opinion.
Please
provide a revised opinion that omits these qualifications.

41. We note that the legal opinion is furnished solely for the benefit of Commercial Net Lease Realty, Inc. This limitation is inappropriate because it suggests that NAPE shareholders could not rely on the opinion in making their investment decision. Please provide a revised opinion that omits this limitation on reliance.

42. Please provide a revised opinion that includes counsel`s consent or file a separate consent as an exhibit to the registration statement.

Exhibit 8.1 - Dickinson, Mackaman, Tyler & Hagen Tax Opinion

43. Supplementally, please tell us why counsel`s opinion is conditioned upon receipt of the REIT opinions and an opinion from Shaw Pittman regarding the status of the merger as a tax free reorganization. It is not clear why the parties` REIT status is relevant to the tax treatment of the merger. In addition, it is not clear why counsel for NAPE cannot issue an opinion on the tax treatment of the merger independent of a similar opinion from counsel for CNLR.

44. Refer to the last paragraph of the opinion. Counsel`s statement that the opinion is furnished solely to National Properties Corporation appears to be inconsistent with the next sentence, which indicates that NAPE shareholders, CNLR shareholders and CNLR`s counsel may rely on the opinion. Please provide a revised opinion that omits the limitation on reliance. Please file revised tax and
REIT opinions from Shaw Pittman that include similar revisions.

Exhibit 8.2 - Shaw Pittman Tax Opinion

45. Supplementally, please tell us why counsel`s opinion is conditioned upon receipt of an opinion from Dickinson Mackaman regarding the status of the merger as a tax free reorganization. It is not clear why counsel for CNLR cannot issue an opinion on the tax treatment of the merger independent of a similar opinion from counsel for NAPE.

Exhibit 8.3 - Shaw Pittman REIT Opinion

46. Please revise the opinion to state that the "proposed organization, manner of operation and diversity of equity ownership will enable the company to continue to satisfy the requirements for qualification and taxation as a REIT..." [emphasis added]


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Andrew Mew at (202) 942-2913 or Kathleen
Collins, Branch Chief, at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-
5445, or me at (202) 942-1960 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Jeffrey Grill, Esq. (via facsimile)






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Commercial Net Lease Realty, Inc.
Page 9